EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(32,671)	$(14,943)	$(59,504)	$(85,537)	$(61,751)
Fixed charges	10,026	10,702	11,108	11,033	10,725

Earnings (Loss) as Defined	$(22,645)	$(4,241)	$(48,396)	$(74,504)	$(51,026)

Fixed Charges:
Interest expense	$10,026	$10,702	$11,108	$11,033	$10,725

Total Fixed Charges	$10,026	$10,702	$11,108	$11,033	$10,725

Preferred Stock Dividends	$—	$—	$—	$—	$—

Ratio of Earnings (Loss) to Fixed Charges	Note 1	Note 1	Note 1	Note 1	Note 1
Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Dividends	Note 2	Note 2	Note 2	Note 2	Note 2

Note 1: For the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016, our earnings were insufficient to cover fixed charges by ($32.7) million, ($14.9) million, ($59.5) million, ($85.5) million, and ($61.7) million, respectively.

Note 2: For the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016, our combined fixed charges and preference dividends exceeded earnings by ($32.7) million, ($14.9) million, ($59.5) million, ($85.5) million, and ($61.7) million, respectively.